UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42293

PTL Limited

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCGEGA Tower

Singapore 658065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On August 17, 2026, Mr. Wai Hong Lin notified the Company of his resignation as an independent director, effective August 31, 2026, due to personal reasons. Mr. Lin’s resignation was not a result of any disagreement with the Company’s operations, policies, or procedures. On the same date, the Board of Directors of the Company accepted and approved Mr. Lin’s resignation.

On August 17, 2026, the Board of Directors, Nominating Committee, and the Compensation Committee of the Company approved by resolutions and confirmed the appointment of Mr. Chun Kit Yu as a director of the Company, with an annual compensation of US$18,000, effective September 1, 2026, until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The Board has determined Mr. Yu (i) is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules, and (ii) qualifies as an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, and possesses the requisite financial sophistication under Rule 5605(c)(2)(A) of the Nasdaq Stock Market LLC Listing Rules. Mr. Yu will be serving on the Board of Directors as a non-employee, independent director. Mr. Yu has also been named as the chairman of the Audit Committee and a member of the Compensation Committee and Nominating Committee of the Company.

The foregoing descriptions of our offer letter to Mr. Yu are qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

There are no family relationships between Mr. Yu and any other employees of the Company or members of the Board of Directors.

The biographical information of Mr. Yu is set forth below:

Chun Kit Yu, age 36

Mr. Chun Kit Yu has over 15 years of experience in finance and accounting. Since September 2018, Mr. Yu has served as the financial controller and company secretary of Boltek Holdings Limited (HKEX: 8601). Since February 2025, Mr. Yu has served as an independent director of Skyline Builders Group Holding Ltd (Nasdaq: SKBL). Since March 2024, Mr. Yu has served as an independent non-executive director of WK Group (Holdings) Limited (HKEX: 2535). Since April 2022, Mr. Yu has served as an independent non-executive director of Sinohope Technology Holdings Limited (HKEX: 1611). He previously served as an executive director and interim chief financial officer of SuperX AI Technology Limited (Nasdaq: SUPX) from August 2024 to May 2026. From July 2025 to July 2026, Mr. Yu served as an independent director of QMMM Holdings Limited (Nasdaq: QMMM). From May 2020 to June 2025, Mr. Yu served as the company secretary of Global Uin Intelligence Holdings Limited (HKEX: 8496). Mr. Yu has been a member of the Hong Kong Institute of Certified Public Accountants since 2015. Mr. Yu received his Bachelor of Business Administration (Honours) degree in accounting and finance from The Hong Kong Polytechnic University in 2011.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter to Mr. Chun Kit Yu, dated August 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026	PTL Limited

	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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